UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-32968

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gateway Bank & Trust Company

Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Bank & Trust Company
Employees’ Savings & Profit Sharing
Plan and Trust
(Name of Plan)

Date: July 15, 2010	/S/ DOUGLAS J. GLENN
Douglas J. Glenn, Plan Trustee

Gateway Bank & Trust Company

Employees’ Savings & Profit Sharing

Plan and Trust

Financial Statements

and Supplemental Schedule

As of and For the Years Ended

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Gateway Bank & Trust Company

Employees’ Savings & Profit Sharing Plan & Trust

Norfolk, Virginia

We have audited the accompanying statements of net assets available for benefits of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan & Trust as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan & Trust as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Winchester, Virginia

July 15, 2010

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value	$7,299,079	$5,543,871
Cash	15,404	23,320

Receivables:
Employer contribution	33,942	—

NET ASSETS AVAILABLE FOR BENEFITS	$7,348,425	$5,567,191

The accompanying notes are an integral part of these financial statements.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$63,336	$(4,111,693)
Interest and dividends	146,271	219,976

Total investment income (loss)	209,607	(3,891,717)

Contributions:
Employer	897,186	981,195
Participant	1,198,558	1,359,908
Rollovers	8,169	84,341
Transfer of assets from another qualified plan	—	294,506

Total contributions	2,103,913	2,719,950

TOTAL ADDITIONS (NET REDUCTIONS)	2,313,520	(1,171,767)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid directly to participants	532,286	180,795
Administrative expenses	—	60

TOTAL DEDUCTIONS	532,286	180,855

NET INCREASE (DECREASE)	1,781,234	(1,352,622)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	5,567,191	6,919,813

End of Year	$7,348,425	$5,567,191

The accompanying notes are an integral part of these financial statements.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE A: DESCRIPTION OF THE PLAN

Gateway Bank & Trust has been merged with and into Bank of Hampton Roads, a wholly owned subsidiary of Hampton Roads Bankshares, Inc. (the “Company”).

The following description of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan & Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Gateway Bank & Trust Company (the “Plan Sponsor”) who have three consecutive months of service and complete at least one hour of service. Employees are eligible to receive safe harbor matching contributions upon enrollment into the Plan. The Plan was established on August 16, 1999. It was amended and restated as of September 17, 2007 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Bank of Hampton Roads’ employees hired after May 8, 2010 enter the Gateway Bank and Trust Co. Employees’ Savings & Profit Sharing Plan & Trust.

Contributions

Each year, participants may contribute up to 75% of pretax annual compensation up to the maximum contribution limit, as defined by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute funds from other tax-qualified plans as rollover contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage once in every pay period and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis.

The Plan Sponsor provides matching contributions of 100% of the first 6% of base compensation that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50 percent of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. A participant may only have two loans outstanding at a given time. Loans must be repaid within five years unless the loan is used to acquire a principal residence for the participant for which the loan must be repaid within a reasonable period of time not to extend beyond 15 years. The loans are secured by the vested balance in the participant’s account and bear interest at rates equal to the current Wall Street prime rate of interest as of the first business day of each month plus one percent. Principal and interest are paid ratably through payroll deductions.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

Investment Options

Participants may direct the investment of their contributions as well as employer matching contributions between 16 mutual funds, a money market fund, two collective trust funds, and an employer stock fund, each offering different degrees of risk and return.

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings thereon as well as employer matching contributions upon enrollment in the Plan.

Payment of Benefits

Upon termination of employment due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump sum amount equal to the value of the participant’s vested account balance or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. If a portion of the vested interest in a participant account is invested in Hampton Roads Bankshares, Inc. common stock, the participant may elect to receive their distribution in the form of stock.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. For the years ended December 31, 2009 and 2008, the Plan Sponsor has elected to pay all the administrative fees related to professional services provided to the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

Payment of Benefits

Benefits are recorded when paid.

NOTE C: FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Subtopic 820 (originally issued as Statement of Financial Accounting Standards No. 157, Fair Value Measurements, and Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Liabilities) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of underlying securities held by the Plan at year end.

Collective Trust Funds: Valued at the net asset value of the underlying securities held by the Plan at year end.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common Stock	$543,910	$—	$—	$543,910
Mutual Funds	5,329,012	—	—	5,329,012
Collective Trust Funds	—	1,258,132	—	1,258,132
Participant Loans	—	—	168,025	168,025

Total assets at fair value	5,872,922	1,258,132	168,025	7,299,079

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common Stock	$1,504,882	$—	$—	$1,504,882
Mutual Funds	3,062,821	—	—	3,062,821
Collective Trust Funds	—	824,876	—	824,876
Participant Loans	—	—	151,292	151,292

Total assets at fair value	4,567,703	824,876	151,292	5,543,871

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	2009 Level 3 Participant Loans	2008 Level 3 Participant Loans

Balance, beginning of the year	$151,292	$158,241
Realized gains	—	—
Unrealized losses relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements, net	16,733	(6,949)

Balance, end of the year	$168,025	$151,292

NOTE D: TAX STATUS

The Plan is a non-standardized prototype plan sponsored by SunTrust Bank. On March 31, 2008, the Internal Revenue Service stated the prototype adopted by the Plan, as then designed, is in accordance with applicable sections of the Internal Revenue Code. The Plan has not received a determination letter specific to the Plan itself and the Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE E: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE F: INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2009	2008
Hampton Roads Bankshares, Inc. Common Stock	$543,910	$1,504,882
AllianceBernstein International Growth A	745,113	382,852
Federated Mid Cap Index IS	875,663	606,281
Royce Value Fund Service	462,248	*
MFS Value Fund	382,796	*
T. Rowe Price Retirement 2020 Fund	*	288,383
T. Rowe Price Retirement 2030 Fund	390,784	*
Western Asset Core Plus Bond Fund	425,823	*
STI Class Prime Quality Money Market	*	391,950
SunTrust Retirement Stable Asset Fund	656,793	395,591
SunTrust Retirement 500 Index Fund Class B	601,339	429,285

*	Represents less than 5% of the Plan’s net assets

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$1,046,259	$(1,244,260)
Common stock	(1,114,521)	(2,648,192)
Collective trust funds	131,598	(219,241)

	$63,336	$(4,111,693)

NOTE G: RELATED PARTY TRANSACTIONS

SunTrust Bank is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Charges for services by the party-in-interest are based on customary rates for such services.

The option to invest in Employer common stock makes the Company a party-in-interest and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the U.S. Department of Labor Rules and Regulations. As of December 31, 2009 and 2008,

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

the Plan’s investments included $543,910 and $1,504,882, respectively, in common stock of Hampton Roads Bankshares, Inc. These investments represent approximately 7% and 27% of total Plan investments at December 31, 2009 and 2008, respectively.

NOTE H: RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available For Benefits.

NOTE I: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2009 and 2008 financial statements to Schedule H of Form 5500.

	2009	2008

Net assets available for benefits per the financial statements	$7,348,425	$5,567,191

Contributions receivable not reflected on Form 5500	(33,942)	—

Net assets available for benefits per the Form 5500	$7,314,483	$5,567,191

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2009 to Schedule H of Form 5500.

Net increase in net assets available for benefits per the financial statements	$1,781,234

2009 contributions receivable not reflected on Form 5500	(33,942)

Net increase in net assets available for benefits per Schedule H of Form 5500	$1,747,292

NOTE J: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time the financial statements were issued.

SUPPLEMENTAL SCHEDULE

GATEWAY BANK & TRUST COMPANY

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN & TRUST

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Schedule H, Line 4i

EIN 54-1408074 Plan 002

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investments including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost**	Current Value

	Employer Common Stock:
*	Hampton Roads Bankshares, Inc.	Common Stock		$543,910
	Mutual Funds:
	AIM	Real Estate Fund		97,341
	AllianceBernstein	International Growth A		745,113
	Federated	Mid Cap Index IS		875,663
	Royce	Value Fund Service		462,248
	American Century	Equity Growth		227,761
	Blackrock	Equity Dividend Fund		220,751
	Janus	Forty Class Fund		29,302
	MFS	Value Fund		382,796

	T. Rowe Price	Growth Stock Fund		328,327
	T. Rowe Price	Retirement 2010 Fund		182,978
	T. Rowe Price	Retirement 2020 Fund		321,517
	T. Rowe Price	Retirement 2030 Fund		390,784
	T. Rowe Price	Retirement 2040 Fund		157,112
	Dreyfus	Bond Market Index Fund		123,107
	Western Asset	Core Plus Bond Fund		425,823
	STI	Class Prime Quality Money Market		358,389
	Collective Trust Funds:
*	SunTrust	Retirement Stable Asset Fund		656,793
*	SunTrust	Retirement 500 Index Fund Class B		601,339
*	Participant Loans	5.00% to 9.25%		168,025

				$7,299,079

*	Denotes a party-in-interest
**	Cost has been omitted for participant-directed investments